VIA EDGAR

July 31, 2024

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Know Labs, Inc.
Registration Statement on Form S-1
File No. 333-280273

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on July 29, 2024, in which we joined the request of Know Labs, Inc. regarding the acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to 4:30 p.m. (Washington, D.C. time) on July 31, 2024. We hereby formally withdraw our prior request for acceleration of the effective date of such Registration Statement.

Sincerely,

Boustead Securities, LLC

By:
/s/ Brinson Lingenfelter

Name:
Brinson Lingenfelter

Title:
Managing Director

The Benchmark Company, LLC

By:
/s/ Michael Jacobs

Name:
Michael Jacobs

Title:
Head of Equity Capital Markets